Exhibit 21.1

LIBERTY LIVE HOLDINGS, INC.

SUBSIDIARIES

A table of subsidiaries of Liberty Live Holdings, Inc. following the split-off is set forth below, indicating as to each the state or jurisdiction of organization and the names under which such subsidiaries do business. Subsidiaries not included in the table are inactive or, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Entity	Domicile
Causeway QE Blocker, Inc.	DE
Exclusive GP LTD.	UK
GHH Europe B.V.	Netherlands
Goldman & Goldman Enterprises LLC	TX
Hammerhead B.V.	Netherlands
Liberty QE Holdings, LLC	DE
LMC LYV, LLC	DE
LN Holdings 1, LLC	DE
Monaco Star Events	Monaco
QuintEvents Australia PTY Ltd	Australia
QuintEvents International LLC	DE
Quint Events International LLC London Ltd.	UK
QuintEvents, LLC	DE
Quint QFC LLC	Qatar
Sportsnet Corporation PTY Ltd.	Australia